Exhibit 99.1

Third Quarter 2019 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2019 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2019 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2019, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Third Quarter 2019 Report on the Investor Relations page of www.scotiabank.com.

Third Quarter Highlights on a Reported basis (versus Q3, 2018)	Third Quarter Highlights on an Adjusted basis(1) (versus Q3, 2018)
• Net income of $1,984 million, compared to $1,939 million	• Net income of $2,455 million, compared to $2,259 million
• Earnings per share (diluted) of $1.50, compared to $1.55	• Earnings per share (diluted) of $1.88, compared to $1.76
• Return on equity of 11.5%, compared to 13.1%	• Return on equity of 14.3%, compared to 14.5%

TORONTO, August 27, 2019 – Scotiabank reported third quarter net income of $1,984 million compared to $1,939 million in the same period last year. Diluted earnings per share were $1.50, compared to $1.55 in the same period a year ago. Return on equity was 11.5% compared to 13.1% a year ago.

Adjusting for Acquisition and divestiture-related amounts(1), net income increased 9% to $2,455 million and diluted earnings per share were $1.88 compared to $1.76 last year. Return on equity was 14.3% compared to 14.5% a year ago.

“Meaningful progress was made this quarter to reposition the Bank and simplify the operations. As a result, we are better positioned for growth in our key markets. We formalized agreements to reduce our investment in Thailand and announced the divestiture of our operations in Puerto Rico and US Virgin Islands. The repositioning of our international footprint is now substantially complete” said Brian Porter, President and CEO of Scotiabank.

“Canadian Banking reported good results this quarter, producing positive operating leverage, margin expansion, and double-digit deposit growth. Canadian Wealth Management earnings grew 20%, with good organic growth and strong contributions from MD Financial and Jarislowsky Fraser.

“International Banking delivered another quarter of double-digit earnings growth. The business remains focused on successfully integrating our recent acquisitions while continuing to drive organic growth. We continue to see strong growth in the Pacific Alliance countries, led by Chile and Peru.

“The Bank continued to maintain strong capital ratios and reported a Common Equity Tier 1 capital ratio of 11.2%, or 11.7% on a pro-forma basis, including the estimated impact from announced divestitures. This quarter we announced a 3 cent increase in the quarterly dividend to 90 cents per common share, 6% higher than a year ago.

“We are pleased that a number of key milestones were achieved this quarter in delivering digital innovations for our customers, including being recognized as the industry leader in mobile banking by J.D. Power and launching our new mobile banking app in Canada. In addition, Tangerine benefitted from our long-term partnership with Maple Leaf Sports and Entertainment as the Official Bank of the 2019 NBA Championships. We remain focused on achieving strong consistent long-term results for our shareholders.”

(1)	Refer to Non-GAAP Measures on page 2.

Scotiabank Third Quarter Press Release 2019  1

Financial Results

Reported Results	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2019	2019	2018	2019	2018
Net interest income	$4,374	$4,193	$4,085	$12,841	$11,971
Non-interest income	3,285	3,610	3,096	10,225	9,356

Total revenue	7,659	7,803	7,181	23,066	21,327
Provision for credit losses	713	873	943	2,274	2,021
Non-interest expenses	4,209	4,046	3,770	12,426	10,994
Income tax expense	753	625	529	1,876	1,859

Net income	$1,984	$2,259	$1,939	$6,490	$6,453

Net income attributable to non-controlling interests in subsidiaries	120	70	(44)	301	84

Net income attributable to equity holders of the Bank	$1,864	$2,189	$1,983	$6,189	$6,369
Preferred shareholders and other equity instrument holders	25	64	27	118	122
Common shareholders	$1,839	$2,125	$1,956	$6,071	$6,247

Earnings per common share (in dollars)
Basic	$1.51	$1.74	$1.60	$4.96	$5.18
Diluted	$1.50	$1.73	$1.55	$4.94	$5.10

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Third Quarter 2019 Report to Shareholders.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Canadian and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)
•	BBVA, Chile (closed Q3, 2018)
•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)
•	MD Financial Management, Canada (closed Q4, 2018)
•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)
•	Banco Cencosud, Peru (closed Q2, 2019)

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9 and are recorded in the Canadian and International Banking operating segments. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable. The costs for Q2, 2019 relate to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic. The costs for Q3, 2018 relate to BBVA, Chile and Citibank, Colombia.

3.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian and International Banking operating segments.

B)

Net gain/loss on divestitures – relates to the loss on sale of operations in Puerto Rico announced in Q3, 2019, gain on divestiture of Scotia Crecer AFP and Scotia Seguros in the Dominican Republic that closed in Q2, 2019, and the loss on the sale of the insurance and banking operations in El Salvador announced in Q2, 2019. These amounts are recorded in the Other segment.

2  Scotiabank Third Quarter Press Release 2019

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2019	2019	2018	2019	2018
Reported Results
Net interest income	$4,374	$4,193	$4,085	$12,841	$11,971
Non-interest income	3,285	3,610	3,096	10,225	9,356

Total revenue	7,659	7,803	7,181	23,066	21,327
Provision for credit losses	713	873	943	2,274	2,021
Non-interest expenses	4,209	4,046	3,770	12,426	10,994

Income before taxes	2,737	2,884	2,468	8,366	8,312
Income tax expense	753	625	529	1,876	1,859

Net income	$1,984	$2,259	$1,939	$6,490	$6,453
Net income attributable to non-controlling interests in subsidiaries (NCI)	120	70	(44)	301	84

Net income attributable to equity holders	1,864	2,189	1,983	6,189	6,369
Net income attributable to common shareholders	1,839	2,125	1,956	6,071	6,247

Diluted earnings per share (in dollars)	$1.50	$1.73	$1.55	$4.94	$5.10

Acquisition and divestiture-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$151	$404	$151	$404
Integration costs(2)	43	25	26	99	26
Amortization of Acquisition-related intangible assets, excluding software(2)	30	28	23	88	59

Acquisition-related costs	73	204	453	338	489
Net loss/(gain) on divestitures(3)	320	(173)	—	147	—

Acquisition and divestiture-related amounts (Pre-tax)	393	31	453	485	489
Income tax expense/(benefit)	78	(27)	(133)	34	(143)

Acquisition and divestiture-related amounts (After tax)	471	4	320	519	346
Adjustment attributable to NCI	(5)	(45)	(113)	(55)	(113)

Acquisition and divestiture-related amounts (After tax and NCI)	$466	$(41)	$207	$464	$233

Adjusted Results
Net interest income	$4,374	$4,193	$4,085	$12,841	$11,971
Non-interest income	3,591	3,437	3,096	10,358	9,356

Total revenue	7,965	7,630	7,181	23,199	21,327
Provision for credit losses	713	722	539	2,123	1,617
Non-interest expenses	4,122	3,993	3,721	12,225	10,909

Income before taxes	3,130	2,915	2,921	8,851	8,801
Income tax expense	675	652	662	1,842	2,002

Net income	$2,455	$2,263	$2,259	$7,009	$6,799
Net income attributable to NCI	125	115	69	356	197

Net income attributable to equity holders	2,330	2,148	2,190	6,653	6,602
Net income attributable to common shareholders	$2,305	$2,084	$2,163	$6,535	$6,480

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,305	$2,084	$2,163	$6,535	$6,480
Dilutive impact of share-based payment options and others	44	39	31	131	51

Adjusted net income attributable to common shareholders (diluted)	$2,349	$2,123	$2,194	$6,666	$6,531
Weighted average number of basic common shares outstanding (millions)	1,221	1,224	1,223	1,224	1,207
Dilutive impact of share-based payment options and others (millions)	30	28	26	29	16

Adjusted weighted average number of diluted common shares outstanding (millions)	1,251	1,252	1,249	1,253	1,223

Adjusted diluted earnings per share (in dollars)	$1.88	$1.70	$1.76	$5.32	$5.34

Impact of adjustments on diluted earnings per share (in dollars)	$0.38	$(0.03)	$0.21	$0.38	$0.24

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.
(3)	Loss/(gain) on divestitures are recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

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Reconciliation of reported and adjusted results and diluted earnings per share by business line

Canadian Banking(1)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2019	2019	2018	2019	2018
Reported Results
Net interest income	$2,120	$1,990	$2,024	$6,146	$5,869
Non-interest income	1,412	1,390	1,349	4,181	4,038

Total revenue	3,532	3,380	3,373	10,327	9,907
Provision for credit losses	240	252	181	725	596
Non-interest expenses	1,723	1,711	1,661	5,164	4,907

Income before taxes	1,569	1,417	1,531	4,438	4,404
Income tax expense	409	369	401	1,157	1,155

Net income	$1,160	$1,048	$1,130	$3,281	$3,249
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	—	—	—	—

Net income attributable to equity holders	$1,160	$1,048	$1,130	$3,281	$3,249

Adjustments for Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$—	$—	$—	$—	$—
Integration costs(3)	4	6	3	17	3
Amortization of Acquisition-related intangible assets, excluding software(3)	14	14	12	42	26

Acquisition-related costs (Pre-tax)	18	20	15	59	29
Income tax expense/(benefit)	(4)	(6)	(4)	(15)	(8)

Acquisition-related costs (After tax)	14	14	11	44	21
Adjustment attributable to NCI	—	—	—	—	—

Acquisition-related costs (After tax and NCI)	$14	$14	$11	$44	$21

Adjusted Results
Net interest income	$2,120	$1,990	$2,024	$6,146	$5,869
Non-interest income	1,412	1,390	1,349	4,181	4,038

Total revenue	3,532	3,380	3,373	10,327	9,907
Provision for credit losses	240	252	181	725	596
Non-interest expenses	1,705	1,691	1,646	5,105	4,878

Income before taxes	1,587	1,437	1,546	4,497	4,433
Income tax expense	413	375	405	1,172	1,163

Net income	$1,174	$1,062	$1,141	$3,325	$3,270
Net income attributable to NCI	—	—	—	—	—

Net income attributable to equity holders	$1,174	$1,062	$1,141	$3,325	$3,270

(1)	Refer to Business Segment Review on page 7.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

4  Scotiabank Third Quarter Press Release 2019

International Banking(1)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2019	2019	2018	2019	2018
Reported Results
Net interest income	$2,157	$2,121	$1,827	$6,358	$5,292
Non-interest income	1,270	1,235	1,026	3,756	3,007

Total revenue	3,427	3,356	2,853	10,114	8,299
Provision for credit losses	476	628	771	1,574	1,455
Non-interest expenses	1,780	1,710	1,510	5,232	4,390

Income before taxes	1,171	1,018	572	3,308	2,454
Income tax expense	269	249	97	744	509

Net income	$902	$769	$475	$2,564	$1,945
Net income attributable to non-controlling interests in subsidiaries (NCI)	121	69	(44)	301	84

Net income attributable to equity holders	$781	$700	$519	$2,263	$1,861

Adjustments for Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$—	$151	$404	$151	$404
Integration costs(3)	39	19	23	82	23
Amortization of Acquisition-related intangible assets, excluding software(3)	16	14	11	46	33

Acquisition-related costs (Pre-tax)	55	184	438	279	460
Income tax expense/(benefit)	(16)	(53)	(129)	(81)	(135)

Acquisition-related costs (After tax)	39	131	309	198	325
Adjustment attributable to NCI	(5)	(44)	(113)	(54)	(113)

Acquisition-related costs (After tax and NCI)	$34	$87	$196	$144	$212

Adjusted Results
Net interest income	$2,157	$2,121	$1,827	$6,358	$5,292
Non-interest income	1,270	1,235	1,026	3,756	3,007

Total revenue	3,427	3,356	2,853	10,114	8,299
Provision for credit losses	476	477	367	1,423	1,051
Non-interest expenses	1,725	1,677	1,476	5,104	4,334

Income before taxes	1,226	1,202	1,010	3,587	2,914
Income tax expense	285	302	226	825	644

Net income	$941	$900	$784	$2,762	$2,270
Net income attributable to NCI	126	113	69	355	197

Net income attributable to equity holders	$815	$787	$715	$2,407	$2,073

(1)	Refer to Business Segment Review on page 7.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

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Other(1)

	For the three months ended			For the nine months ended
($ millions)	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Reported Results
Net interest income	$(240)	$(268)	$(131)	$(722)	$(307)
Non-interest income	(144)	184	(24)	37	(27)

Total revenue	(384)	(84)	(155)	(685)	(334)
Provision for credit losses	1	(1)	1	1	—
Non-interest expenses	113	31	56	198	17

Income before taxes	(498)	(114)	(212)	(884)	(351)
Income tax expense/(benefit)	(46)	(136)	(105)	(400)	(268)

Net income (loss)	$(452)	$22	$(107)	$(484)	$(83)
Net income attributable to non-controlling interests in subsidiaries (NCI)	(1)	1	—	—	—

Net income (loss) attributable to equity holders	$(451)	$21	$(107)	$(484)	$(83)

Adjustments for Net loss/(gain) on divestitures(2)	$320	$(173)	$—	$147	$—
Income tax expense	98	32	—	130	—

Net loss/(gain) on divestitures (After tax)	418	(141)	—	277	—
Adjustment attributable to NCI	—	(1)	—	(1)	—

Net loss/(gain) on divestitures (After tax and NCI)	$418	$(142)	$—	$276	$—

Adjusted Results
Net interest income	$(240)	$(268)	$(131)	$(722)	$(307)
Non-interest income	162	11	(24)	170	(27)

Total revenue	(78)	(257)	(155)	(552)	(334)
Provision for credit losses	1	(1)	1	1	—
Non-interest expenses	99	31	56	184	17

Income before taxes	(178)	(287)	(212)	(737)	(351)
Income tax expense/(benefit)	(144)	(168)	(105)	(530)	(268)

Net income (loss)	$(34)	$(119)	$(107)	$(207)	$(83)
Net income attributable to NCI	(1)	2	—	1	—

Net income (loss) attributable to equity holders	$(33)	$(121)	$(107)	$(208)	$(83)

(1)	Refer to Business Segment Review on page 8.
(2)	Loss/(gain) on divestitures are recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

6  Scotiabank Third Quarter Press Release 2019

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the nine months ended
($ millions)	April 30, 2019			July 31, 2018			July 31, 2018
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,121	$36	$2,085	$1,827	$13	$1,814	$5,292	$(11)	$5,303
Non-interest income	1,235	6	1,229	1,026	(7)	1,033	3,007	9	2,998

Total revenue	3,356	42	3,314	2,853	6	2,847	8,299	(2)	8,301
Provision for credit losses	628	12	616	771	36	735	1,455	32	1,423
Non-interest expenses	1,710	27	1,683	1,510	18	1,492	4,390	19	4,371
Income tax expense	249	—	249	97	(10)	107	509	(9)	518

Net income	$769	$3	$766	$475	$(38)	$513	$1,945	$(44)	$1,989

Net income attributable to non-controlling interest in subsidiaries	$69	$(3)	$72	$(44)	$1	$(45)	$84	$2	$82
Net income attributable to equity holders of the Bank	$700	$6	$694	$519	$(39)	$558	$1,861	$(46)	$1,907

Other measures
Average assets ($ billions)	$203	$3	$200	$164	$—	$164	$159	$—	$159
Average liabilities ($ billions)	$156	$3	$153	$129	$1	$128	$123	$(1)	$124

Business Segment Review

Canadian Banking

Q3 2019 vs Q3 2018

Net income attributable to equity holders was $1,160 million, an increase of $30 million or 3%. The increase was due primarily to solid asset and deposit growth and the impact of acquisitions, partly offset by higher non-interest expenses and provision for credit losses. Lower gains on sale of real estate impacted earnings growth by 2%.

Q3 2019 vs Q2 2019

Net income attributable to equity holders increased $112 million or 11%. The increase was due primarily to higher net interest income driven by three additional days in the quarter and solid asset and deposit growth, and higher wealth management fees.

Year-to-date Q3 2019 vs Year-to-date Q3 2018

Net income attributable to equity holders increased $32 million or 1%. Adjusting for Acquisition-related costs, net income increased by 2% due primarily to higher revenue driven by solid asset and deposit growth, and the impact of acquisitions, partly offset by higher non-interest expenses and provision for credit losses. Lower gains on sale of real estate, the prior year gain on the reorganization of Interac, and the prior year benefit from the Alignment of the reporting period of the insurance operations with the Bank, impacted earnings growth by 3%.

International Banking

Financial Performance on a Reported Basis

Q3 2019 vs Q3 2018

Net income attributable to equity holders of $781 million was up $262 million. Adjusting for Acquisition-related costs, net income increased to $815 million, up 14%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, higher non-interest income, and the positive impact of foreign currency translation. This was partly offset by increased provision for credit losses, non-interest expenses and higher income taxes.

Scotiabank Third Quarter Press Release 2019  7

Q3 2019 vs Q2 2019

Net income attributable to equity holders increased by $81 million or 12%. Adjusting for Acquisition-related costs, net income increased by $28 million or 4%. The impact of revenue growth and lower income taxes, were partly offset by higher non-interest expenses.

Year-to-date Q3 2019 vs Year-to-date Q3 2018

Net income attributable to equity holders of $2,263 million was up $402 million or 22%. Adjusting for Acquisition-related costs, net income increased to $2,407 million, up 16%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, higher non-interest income, and the positive impact of foreign currency translation, partly offset by increased provision for credit losses and non-interest expenses.

Financial Performance on a Constant Dollar Basis

The discussion below for International Banking is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Q3 2019 vs Q3 2018

Net income attributable to equity holders of $781 million was up $223 million. Adjusting for Acquisition-related costs, net income increased to $815 million, up 11%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income. This was partly offset by increased provision for credit losses, and higher non-interest expenses and income taxes.

Q3 2019 vs Q2 2019

Net income attributable to equity holders increased by $87 million or 13%. Adjusting for Acquisition-related costs, net income increased by $36 million or 5%. Higher revenues and lower income taxes, were partly offset by higher non-interest expenses.

Year-to-date Q3 2019 vs Year-to-date Q3 2018

Net income attributable to equity holders of $2,263 million was up $356 million or 19%. Adjusting for Acquisition-related costs, net income increased to $2,407 million, up $311 million or 15%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, partly offset by increased provision for credit losses and non-interest expenses.

Global Banking and Markets

Q3 2019 vs Q3 2018

Net income attributable to equity holders was $374 million, a decrease of $67 million or 15%. Lower net interest income, higher non-interest expenses, and lower recovery of provision for credit losses were partially offset by the favourable impact of foreign currency translation, and lower income taxes.

Q3 2019 vs Q2 2019

Net income attributable to equity holders decreased by $46 million or 11%. Lower non-interest income, net interest income and recovery of provision for credit losses was partially offset by lower income taxes.

Year-to-date Q3 2019 vs Year-to-date Q3 2018

Net income attributable to equity holders decreased by $213 million or 16%. Lower net interest income, non-interest income and higher non-interest expenses was partly offset by lower income taxes.

Other

Q3 2019 vs Q3 2018

Net loss attributable to equity holders was $451 million. Adjusting for the Net loss on divestitures of $418 million, net loss attributable to equity holders was $33 million, compared to $107 million. The lower net loss was due mainly to higher investment gains and lower taxes, partly offset by lower contributions from asset/liability management activities and higher non-interest expenses.

8  Scotiabank Third Quarter Press Release 2019

Q3 2019 vs Q2 2019

Net loss attributable to equity holders was $451 million. Adjusting for the Net loss on divestitures in the current period and the Net gain on divestitures in the prior period, the net loss attributable to equity holders was $33 million, compared to $121 million. The lower net loss was due primarily to higher investment gains, higher contributions from asset/liability management activities and lower income taxes, partly offset by higher non-interest expenses.

Year-to-date Q3 2019 vs Year-to-date Q3 2018

Net loss attributable to equity holders was $484 million. Adjusting for the Net loss on divestitures, the net loss attributable to equity holders was $208 million, compared to $83 million. The prior year had lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax). The current period also reflects lower contributions from asset/liability management activities and higher income taxes.

Credit risk

Allowance for credit losses

The total allowance for credit losses as at July 31, 2019 was $5,273 million. The allowance for credit losses on loans was $5,194 million, down $101 million, due primarily to new provisions being offset by write-offs and the impact of foreign currency translation.

The allowance on impaired loans increased $1 million to $1,670 million from last quarter as new provisions were offset by write-offs. The allowance against performing loans was lower at $3,524 million compared to $3,626 million as at April 30, 2019, driven by decreases in retail allowances primarily due to the impact of foreign currency translation.

Impaired loans

Total gross impaired loans as at July 31, 2019 were $5,229 million, down from $5,364 million as at April 30, 2019, due primarily to the impact of foreign currency translation.

Net impaired loans in Canadian Banking were $706 million as at July 31, 2019, a decrease of $1 million from April 30, 2019. International Banking’s net impaired loans were $2,688 million as at July 31, 2019, a decrease of $55 million from April 30, 2019. In Global Banking and Markets, net impaired loans were $165 million as at July 31, 2019, a decrease of $80 million from April 30, 2019 due largely to reversals during the quarter. Net impaired loans as a percentage of loans and acceptances were

0.58% as at July 31, 2019, a decrease of three basis points from last quarter.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio was 11.2% at July 31, 2019, an increase of approximately 10 basis points from the prior quarter, primarily due to strong internal capital generation which was partly offset by organic growth in risk-weighted assets, the impact from employee pension and post-retirement benefits on accumulated other comprehensive income, and share buybacks under the Bank’s Normal Course Issuer Bid.

The Bank’s Tier 1 capital ratio was 12.3%, a decline of approximately 20 basis points from the prior quarter, primarily due to the redemption of $650 million of Scotiabank Tier 1 Trust Securities, partly offset by the above impacts to the Common Equity Tier 1 (CET1) ratio. In addition, the Total Capital ratio increased by approximately 10 basis points during the quarter to 14.8%, primarily due to the issuance of $1.5 billion of subordinated debentures.

The Bank’s Leverage ratio was 4.2% at July 31, 2019, a decline of approximately 10 basis points from the prior quarter, primarily due to the redemption of Scotiabank Tier 1 Trust Securities noted above and growth from the Bank’s consolidated balance sheet assets.

As at July 31, 2019, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Scotiabank Third Quarter Press Release 2019  9

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2018 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2018 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 27, 2019, at 8:15 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-484-0473 or toll-free, at 1-800-289-0459 using ID 350989# (please call shortly before 8:15 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 27, 2019, to September 11, 2019, by calling 647-436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 3040720#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 775-0828

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Third Quarter Press Release 2019  11

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:
Steven Hung	Annie Cuerrier
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 933-8774	(416) 775-0828

12  Scotiabank Third Quarter Press Release 2019